August 16, 2018

Via Edgar
Ms. Melissa Raminpour
Branch Chief
Office of Transportation and Leisure
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Expedia Group, Inc.
Form 10-K for the Year Ended December 31, 2017
Form 10-Q for the Quarter Ended June 30, 2018
File No. 001-37429

Dear Ms. Raminpour:
On behalf of Expedia Group, Inc. (the “Company”), we have prepared the following responses to address the comment contained in your letter dated August 7, 2018 regarding the above-referenced filings. For your convenience, our response below corresponds to the format of your letter.
Form 10-Q for the Quarter Ended June 30, 2018
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page 9

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Please disclose how any transaction-related taxes are factored into the determination of your transaction prices pursuant to ASC 606-10-32-2A, including whether you have elected to exclude all taxes assessed by a governmental authority from the measurement of the transaction prices that are imposed on your travel related services or collected by you from customers.

Response: The Company acknowledges the Staff’s comment and we have reviewed the requirements of ASC 606-10-32-2A, which requires the disclosure of an accounting policy election to exclude transaction-related taxes pertaining to the measurement of transaction prices for revenue-producing transactions or collections from customers. We have elected to exclude all taxes assessed by a government authority, if any, from the measurement of transaction prices that are imposed on our travel related services or collected by the Company from customers (which are therefore excluded from revenue). In future filings, beginning with our next Quarterly Report on Form 10-Q, we will revise our revenue recognition footnote disclosures to include this policy election.

Please contact me at (425) 679-7973 (phone) or apickerill@expedia.com (e-mail) should you have additional comments or require additional information.

Sincerely,

/s/ ALAN PICKERILL
Alan Pickerill
Chief Financial Officer

cc:	Melissa Gilmore, Securities and Exchange Commission
Robert Dzielak, Expedia Group, Inc. Chief Legal Officer and Secretary

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